October 30, 2007

DAVIS MALM & D'AGOSTINE P.C. A T T O R N E Y S A T L A W

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	John Zitko
Mail Stop 3561
RE:	Harbor Acquisition Corporation
Preliminary Proxy Statement on Schedule 14A
File No. 001-32688

Ladies and Gentlemen:

        Pursuant to a telephone conversation this morning between John Zitko of the Commission's staff and Andrew Myers of this firm, attached are three riders (Riders 11A, 38A and 52A) which Harbor Acquisition Corporation ("Harbor") proposes to include in Amendment No. 8 to its preliminary proxy statement when filed. These three riders provide additional disclosure about any purchases of Harbor's outstanding IPO shares by Harbor's officers and directors or their affiliates which might occur prior to the special meeting of Harbor's stockholders. In addition to this filing via EDGAR, we are also delivering to Mr. Zitko via messenger a printed copy of this letter and the three riders.

        Harbor intends to add Rider 11A as the second paragraph of the response on page 11 of Amendment No. 7 to the question "What vote is required in order to approve the acquisition?". Harbor intends to add Rider 38A as the last risk factor under the heading (which commences on page 32 of Amendment No. 7) entitled "Risks Related to Our Acquisition of Elmet," and Rider 38A will therefore appear on page 38 immediately prior to the heading "Risks Related to Elmet's Business and Operations Following the Acquisition." Harbor intends to add Rider 52A as an additional subsection at the bottom of page 52 of Amendment No. 7 and therefore immediately after the subsection entitled "Conversion Rights" on that page.

        We appreciate the staff's willingness to review these riders in advance of Harbor's filing of Amendment No. 8 to its preliminary proxy statement. Please contact either the undersigned or Andrew Myers should you have any questions or requests for additional information with respect to this filing. Thank you for your assistance.

                      Sincerely,
                      /s/                        JOHN D. CHAMBLISS

                      John D. Chambliss

cc:
Robert J. Hanks, Chief Executive Officer
Todd A. Fitzpatrick, Chief Accounting Officer
Andrew D. Myers, Esq.

ONE BOSTON PLACE • BOSTON MA 02108
617•367•2500     •     fax 617•523•6215
w  w  w  .  d  a  v  i  s  m  a  l  m  .  c  o  m

Rider 11A

As described in this proxy statement under "Potential Purchases of IPO Shares by Our Officers and Directors or Their Affiliates" which begins on page [52], John Carson, our chairman of the board, Robert J. Hanks, our chief executive officer, and David A.R. Dullum, our president, have advised our board that they have not purchased any shares which were issued in our initial public offering, or "IPO shares," and that neither they nor any agent on their behalf have approached any potential seller of IPO shares. However, they have advised that they now anticipate they or their affiliates may, prior to the special meeting, purchase IPO shares under certain circumstances described in that section. To the extent (if any) that Messrs. Carson, Hanks and Dullum or their affiliates make any such purchases, they will, in accordance with their agreement described above, vote on the acquisition proposal at the special meeting all of the purchased shares in accordance with the majority of the IPO shares voted by our public stockholders at the meeting. However, we anticipate that at least a substantial portion of any IPO shares which Messrs. Carson, Hanks and Dullum or their affiliates may purchase would likely be voted by the sellers against the acquisition proposal if the purchases did not occur. Furthermore, because any purchased IPO shares would not be beneficially owned on the closing date of the acquisition by their respective owners on the record date for the special meeting, those purchased shares will not be eligible for conversion, as described below. For these reasons, we believe that any purchases of IPO shares by Messrs. Carson, Hanks and Dullum or their affiliates would make it more likely, although not assured, that the acquisition will be approved by our stockholders, less than 20% of the total IPO shares will be converted, and the acquisition will be successfully completed.

Rider 38A

        If our officers and directors or their affiliates purchase outstanding IPO shares prior to the special meeting, we could potentially become required to repurchase securities sold in our IPO or liable to pay damages to our stockholders.

        Our IPO prospectus dated April 27, 2006 disclosed that, in connection with the vote required for any business combination, all of our initial stockholders, including all of our officers and directors, have agreed to vote the shares of common stock owned by them immediately before the IPO, as well as any shares of common stock acquired in connection with or following the IPO, in accordance with the majority of the shares of common stock voted by our public stockholders. However, our IPO prospectus did not disclose the intent, purpose or effect which any such potential purchases of IPO shares might have or, in particular, that any such purchases would make it more likely that any business combination will be approved by our stockholders and less than 20% of the total outstanding IPO shares converted into a pro rata portion of the trust account. Both of such requirements are conditions to our proposed acquisition of Elmet.

        As described in this proxy statement under "Potential Purchases of IPO Shares by Our Officers and Directors or Their Affiliates" which begins on page [52], John Carson, our chairman of the board, Robert J. Hanks, our chief executive officer, and David A.R. Dullum, our president, have advised our board that they have not purchased any IPO shares and neither they nor any agent on their behalf have approached any potential seller of IPO shares. However, they have advised that if, following the mailing of this proxy statement to the Harbor stockholders on the record date for the special meeting, they determine the acquisition proposal may not receive sufficient affirmative votes or that holders of 20% or more of the total IPO shares may vote against the acquisition proposal and exercise conversion rights, they or their affiliates may, prior to the special meeting, purchase (without participation of any kind by Harbor) IPO shares either through open market or privately negotiated transactions at a time they are not aware of any material nonpublic information regarding Harbor or Elmet. To the extent that Messrs. Carson, Hanks and Dullum or any of their affiliates purchase IPO shares, they will be motivated to do so by the factors described under "Interest of Our Directors and Officers in the Acquisition" beginning on [23] of this proxy statement including, in particular, that the shares of

Harbor common stock and warrants which they acquired prior to our IPO will become worthless if our acquisition of Elmet is not successfully completed.

        In accordance with their agreement described in our IPO prospectus, Messrs. Carson, Hanks and Dullum or their affiliates will (through obtaining proxies or voting instructions from the sellers as the holders of such shares on the record date) vote on the acquisition proposal at the special meeting all of the purchased shares in accordance with the majority of the IPO shares voted by our public stockholders at the meeting. However, we anticipate that at least a substantial portion of any IPO shares which Messrs. Carson, Hanks and Dullum or their affiliates may purchase would likely be voted by the sellers against the acquisition proposal if the purchases did not occur. Furthermore, because any purchased IPO shares would not be beneficially owned on the closing date of the acquisition by their respective owners on the record date for the special meeting, the purchased shares will not be eligible for conversion. For these reasons, we believe that any purchases of IPO shares by Messrs. Carson, Hanks and Dullum or their affiliates would make it more likely, although not assured, that the acquisition will be approved by our stockholders, less than 20% of the total IPO shares will be converted, and the acquisition will be successfully completed.

        If Messrs. Carson, Hanks and Dullum or their affiliates purchase IPO shares prior to the special meeting and any of our stockholders subsequently claim that our IPO prospectus should have disclosed the potential intent, purpose or effect of any such future purchases, we would vigorously contest any such claim. However, if any such claims were brought, we would incur considerable expense, as well as the diversion of management attention, in defending any legal actions involving such claims, and we could potentially become required to rescind the sale of securities issued in our IPO and to pay damages to our stockholders if it were ultimately determined by a court that any such claims were valid.

Rider 52A

Potential Purchases of IPO Shares by Our Officers and Directors or their Affiliates

        Our IPO prospectus dated April 27, 2006 disclosed that, in connection with the vote required for any business combination, all of our initial stockholders, including all of our officers and directors, have agreed to vote the shares of common stock owned by them immediately before the IPO, as well as any shares of common stock acquired in connection with or following the IPO, in accordance with the majority of the shares of common stock voted by our public stockholders. However, our IPO prospectus did not disclose the intent, purpose or effect which any such future purchases of IPO shares might have or, in particular, that any such purchases would make it more likely that any business combination will be approved by our stockholders and less than 20% of our outstanding IPO shares converted into a pro rata portion of the trust account. Both of such requirements are conditions to our proposed acquisition of Elmet.

        John Carson, our chairman of the board, Robert J. Hanks, our chief executive officer, and David A.R. Dullum, our president, have advised our board that they have not purchased any IPO shares and neither they nor any agent on their behalf have approached any potential seller of IPO shares. However, they have advised that if, following the mailing of this proxy statement to the Harbor stockholders on the record date for the special meeting, they determine the acquisition proposal may not receive sufficient affirmative votes or that holders of 20% or more of the total IPO shares may vote against the acquisition proposal and exercise conversion rights, they or their affiliates may, prior to the special meeting, purchase (without participation of any kind by Harbor) IPO shares either through open market or privately negotiated transactions at a time they are not aware of any material nonpublic information regarding Harbor or Elmet. In the case of any such open market purchases, they would not know the identity or intent of the sellers and, in the case of any privately negotiated transactions, they would intend to purchase from sellers that have indicated an intention to vote against the acquisition and exercise conversion rights. They have advised that, while no holder of at least 5% of the total Harbor shares (as described under "Beneficial Ownership of Harbor Securities" in this proxy statement) has to date advised them that such holder intends to vote against the acquisition, they believe it is likely that some stockholders may intend to vote against the acquisition proposal and to exercise conversion rights. This belief is based primarily on the fact that, as of November 12, 2007, the record date of the special meeting, the closing price of Harbor common stock on the American Stock Exchange was $[5.71], which is $[0.15] below the estimated per share conversion price of $5.86 on September 30, 2007.

        Messrs. Carson, Hanks and Dullum have advised our board that, if they decide to purchase any outstanding IPO shares, they intend, through registered broker-dealers acting on their behalf, to either make open market purchases or approach stockholders who they have identified as having sizable positions, either through public filings, direct inquiry or otherwise, beginning with those with the largest positions and then those with smaller positions, and which have voted against or indicated an intention to vote against Harbor's acquisition proposal or the acquisition proposals in unrelated but similar SPAC transactions. They have advised that they have not determined the total number of IPO shares they would be prepared to purchase nor the per share price they would be prepared to pay, but that they anticipate such price may represent a premium to the reported market price for Harbor shares in open market transactions involving a smaller number of shares at the time of any such purchase.

        Prior to the purchase by Messrs. Carson, Hanks and Dullum or their affiliates of an aggregate of 138,000 shares, or 1.0% of the 13.8 total million shares issued in our IPO, and thereafter prior to any subsequent purchases by them or their affiliates of an aggregate of an additional 138,000 shares, Harbor intends to disclose via press release the purchasers' intention to make such purchase. In their capacities as officers and directors of Harbor, Messrs. Carson, Hanks and Dullum will also promptly report the actual purchase by them or their affiliates of any of our outstanding shares through electronic filings with the SEC of reports on Form 4.

        The objective of Messrs. Carson, Hanks and Dullum or their affiliates in making any such purchases of IPO shares would be to make it more likely that our proposed acquisition of Elmet will be approved by our stockholders and less than 20% of the total IPO shares converted into a pro rata portion of the trust account. Both of these requirements are conditions to our acquisition of Elmet. As described in this proxy statement under "Factors Considered by Our Board of Directors in Approving the Acquisition," our board of directors unanimously believes that our proposed acquisition of Elmet is in the best interests of all of our stockholders. However, Harbor stockholders deciding whether to vote for the acquisition proposal, or to vote against the acquisition proposal and elect to convert their shares into cash, should consider the following factors:

        (1) Effect on Price. Any IPO shares which Messrs. Carson, Hanks and Dullum or their affiliates may acquire, either through open market or privately negotiated transactions, will be publicly reported as part of the trading activity in Harbor common stock. The reported market price of Harbor common stock may therefore increase as a result of any such purchases, although such reported price may not be relevant for open market transactions in Harbor common stock involving smaller numbers of Harbor shares or for any subsequent purchases. You should accordingly base your decision on whether to vote for or against the acquisition proposal primarily based on your evaluation of the merits, risks and other aspects of the transaction disclosed in this proxy statement, as opposed to the reported market price of Harbor shares.

        (2) Management Conflicts of Interests. As described in this proxy statement under "Interest of Our Directors and Officers in the Acquisition" beginning on page [23], our officers and directors have significant conflicts of interests in connection with the vote on the acquisition proposal. In particular, as of the record date, our initial stockholders and their affiliates, which include all of our directors and officers, beneficially owned shares of our common stock and warrants which they had acquired prior to our IPO and which, based on the closing prices on November    , 2007, then had a market value of $[16.6] million and $[400,000], respectively. If our proposed acquisition of Elmet is not consummated, Harbor will dissolve and liquidate and those shares and warrants will become worthless.

        (3) Effect on Vote, 20% Conversion Limitation and Redemption Rights. In accordance with their agreement described in our IPO prospectus, Messrs. Carson, Hanks and Dullum or their affiliates will (through obtaining proxies or voting instructions from the sellers as the holders of such shares on the record date) vote on the acquisition proposal at the special meeting any IPO shares which they acquire in accordance with the majority of the IPO shares voted by our public stockholders at the meeting. However, we anticipate that at least a significant portion of any IPO shares which Messrs. Carson, Hanks and Dullum or their affiliates may purchase would likely be voted by the sellers against the acquisition proposal if the purchases did not occur. Furthermore, since any purchased IPO shares would not be beneficially owned on the closing date of the acquisition by their respective owners on the record date for the special meeting, the acquired shares will not be eligible for conversion. For these reasons, we believe that any purchases of IPO shares by Messrs. Carson, Hanks and Dullum or their affiliates would make it more likely, although not assured, that the acquisition will be approved by our stockholders, less than 20% of the total IPO shares will be converted, and the acquisition will be successfully completed. However, the extent, if any, to which Messrs. Carson, Hanks and Dullum or their affiliates purchase IPO shares prior to the meeting will not affect the rights of Harbor stockholders not involved in such transactions to vote, should such stockholders elect to do so, against the acquisition proposal and to convert their shares into a pro rata portion of the trust account if the acquisition is successfully completed.

        As described on page 2 of this proxy statement in the response to the question "Who will manage the acquired company?", if our acquisition of Elmet is successfully completed, John S. Jensen, Elmet's president and chief executive officer, will continue in those capacities and become our president and chief executive officer. As there described, Mr. Jensen, as Elmet's largest stockholder, will also have a substantial personal interest in the successful completion of the acquisition, as will Elmet's other stockholders. Mr. Jensen has advised us that, as of the record date for the special meeting, he beneficially owned no shares of Harbor common stock, and we understand that no other Elmet stockholder then beneficially owned any Harbor IPO shares. Particularly in light of their individual interests in the successful completion of the acquisition, it is possible that Mr. Jensen or other stockholders of Elmet may decide, prior to the meeting, to purchase outstanding IPO shares and to vote (through obtaining proxies or voting instructions from the record holders of the purchased shares on the record date) those shares in favor of the acquisition. However, neither Mr. Jensen nor any other stockholder of Elmet have made any commitments, nor has any of them advised us of an intent, to purchase any IPO shares prior to the special meeting, and to the extent (if any) that either Mr. Jensen or any other stockholder of Elmet decides in the future to make any such purchases, such person's decision would be made independently of any decision to purchase IPO shares which may be made by certain of our officers and directors or their affiliates as described above.